

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2011

Via Fax & U.S. Mail

Mr. Michael W. Upchurch
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

> **Re:** **Kansas City Southern**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 001-04717**

Dear Mr. Upchurch:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis

- Liquidity and Capital Resources – Capital Expenditures, page 43

1. We note that you disclose certain property statistics such as track miles of rail installed and cross ties installed. Given the significance of your annual capital expenditures related to road assets, please consider revising this information to differentiate between new and replacement rails and cross ties installed and to disclose the number of track miles of rail resurfaced (e.g. ground).

– Critical Accounting Policies, page 48

2. We note your disclosure on page 50 that effective as of October 1, 2010 you changed the depreciation rates on certain locomotive and road assets based on reassessment of the adequacy of the accumulated depreciation reserves, asset usage and replacement patterns. In light of the 2009 study you had done that was performed by an independent engineering firm in which certain depreciation rates were changed, please tell us why you believe it was appropriate to change the depreciation rates again in 2010. As part of your response, please tell us the nature of any changes in facts and circumstances that occurred subsequent to the 2009 study that impacted the deprecation rates.

Consolidated Statements of Income, page 58

3. In accordance with the guidance in Rule 4-08(g) of Regulation S-X, summarized financial information as to assets, liabilities and results of operations of equity method investments is presented in the notes on a group basis if such investments are significant at a 10% level (i.e. the significant subsidiary level as cited in Rule 1-02(w) of Regulation S-X). In addition, ASC Topic 322-10-50-3 in the FASB Codification requires similar disclosure when these investments are material.

   In this regard, we note that your equity method earnings of unconsolidated affiliates for the last three fiscal years (2010-2008) has been significant to net income at a 11%, 11% and 10% level, respectively, on an after-tax basis. Although the computation of the significance test under our rules is done on a pre-tax basis using pre-tax income as reflected in the investees financial statements to the registrant's pre-tax income, it is unclear if the significance level on a pre-tax basis is at a similar level of significance to its after-tax levels. Please re-evaluate and advise whether your equity method unconsolidated affiliates are material in the aggregate to require summarized financial information in the notes.

Notes to the Financial Statements

Note 2 - Restricted Funds, page 66

4. We note that you classify "restricted funds" as a current asset on the Consolidated Balance Sheet. You also disclose that these restricted funds will be used for capital improvements on the Meridian Speedway. As these restricted funds will be ultimately

used to acquire a non-current asset (i.e. property & equipment), it appears that you should also classify the restricted funds as a non-current asset in a similar manner on how the assets will be ultimately used.   In addition, a current asset classification is used to designate assets that are expected to be ultimately realized in cash and therefore exclude items where cash has been designated for non-current assets such as property & equipment.   Please re-evaluate the classification of this asset and revise as necessary. Please note that we would not object to re-classification in future reporting periods based on materiality of the asset.

Note 9. Long-Term Debt, page 76

5. We note from your disclosure in Note 9 that on March 16, 2010 you entered into an amendment to the 2006 Credit Agreement in which the maturity of the revolving credit facility was extended and the margin was increased. Please explain to us how you accounted for the modification of this debt under ASC 470-50-40.

Note 14. Commitments and Contingencies
– Personal Injury Claim Reserves, page 96

6. We note that the activity in the personal injury claim reserve during 2010 includes a reduction of $8.5 million in the accruals line item. With a view toward expanded disclosure, please tell us why this reduction to the balance of personal injury claim reserves was recorded and explain to us why you believe the balance of the reserves at December 31, 2010 is appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Joe Foti at (202)551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(816) 983-1297